UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

LifeSci Acquisition II Corp.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

53229E103
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 53229E103	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON LifeSci Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,772,034
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,772,034
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,772,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 53229E103	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Andrew McDonald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,772,034(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,772,034(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,772,034(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of shares owned by LifeSci Holdings LLC (“LifeSci Holdings”). Andrew McDonald shares voting and dispositive power over the shares owned by the LifeSci Holdings.

CUSIP No. 53229E103	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Michael Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,772,034(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,772,034(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,772,034(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of shares owned by LifeSci Holdings. Michael Rice shares voting and dispositive power over the shares owned by the LifeSci Holdings.

CUSIP No. 53229E103	13G	Page 5 of 7 Pages

Explanatory Note

Item 1.

(a)           Name of Issuer: LifeSci Acquisition II Corp.

(b)           Address of Issuer's Principal Executive Offices:

250 W. 55th St., #3401

New York, NY 10019

Item 2.

(a)           Name of Person Filing:

This statement is filed by:

(i) LifeSci Holdings LLC

(ii) Andrew McDonald

(iii) Michael Rice

(b)           Address of Principal Business Office or if none, Residence:

c/o LifeSci Acquisition II Corp.

250 W. 55th St., #3401

New York, NY 10019

(c)           Citizenship:

LifeSci Holdings LLC – Delaware

Andrew McDonald – United States

Michael Rice – United States

(d)           Title of Class of Securities: Common Stock, $0.0001 par value

(e)           CUSIP Number: 53229E103

Item 3.                    Not Applicable

Item 4.                    Ownership.

(a)	Amount Beneficially Owned:

LifeSci Holdings LLC – 1,772,034 shares.

Andrew McDonald – 1,772,034 shares. Consists of shares owned by LifeSci Holdings LLC.

Michael Rice – 1,772,034 shares. Consists of shares owned by LifeSci Holdings LLC.

(b)	Percent of Class:

LifeSci Holdings LLC – 17.7%

Andrew McDonald – 17.7%

Michael Rice – 17.7%

The foregoing percentages are based on 10,011,301 shares of common stock outstanding as of December 31, 2020.

CUSIP No. 53229E103	13G	Page 6 of 7 Pages

(c)           Number of shares as to which such person has:

(i)            sole power to vote or to direct the vote:

LifeSci Holdings LLC – 1,772,034

Andrew McDonald – 0

Michael Rice – 0

(ii)           shared power to vote or to direct the vote:

LifeSci Holdings LLC – 0

Andrew McDonald – 1,772,034

Michael Rice – 1,772,034

(iii)          sole power to dispose or to direct the disposition of:

LifeSci Holdings LLC – 1,772,034

Andrew McDonald – 0

Michael Rice – 0

(iv)          shared power to dispose or to direct the disposition of:

LifeSci Holdings LLC – 0

Andrew McDonald – 1,772,034

Michael Rice – 1,772,034

Item 5.                    Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.                    Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.                    Identification and Classification of Members of the Group: Not Applicable

Item 9.                    Notice of Dissolution of Group: Not Applicable

Item 10.                  Certifications: Not Applicable

CUSIP No. 53229E103	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

LIFESCI HOLDINGS LLC

By:	/s/ Andrew McDonald
Name: Andrew McDonald
Title: Managing Member

By:	/s/ Michael Rice
Name: Michael Rice
Title: Managing Member

/s/ Andrew McDonald
Andrew McDonald

/s/ Michael Rice
Michael Rice